SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 26, 2006
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW ANNOUNCES C$300 MILLION SENIOR NOTE OFFERING
Calgary, Alberta, April 25, 2006 - Shaw Communications Inc. (“Shaw”) (TSX: SJR.NV.B, NYSE: SJR) announced today that it has entered into an agreement with a syndicate co-led by TD Securities Inc. and RBC Capital Markets to purchase from Shaw and resell C$300 million aggregate principal amount of 6.15% senior unsecured notes due May 2016 (the “Notes”).
A preliminary short form prospectus has been filed with securities regulatory authorities in all Canadian provinces in connection with the sale of the Notes. A registration statement relating to the Notes has been filed with the Securities and Exchange Commission but has not yet become effective. The Notes may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
Shaw plans to use the net proceeds of the offering to repay existing bank indebtedness and for working capital purposes.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunication services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to over three million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX-SJR.NV.B, NYSE-SJR).

For further information, including receipt of a prospectus relating to the offering, please contact:
Shaw Investor Relations Department
Investor.relations@sjrb.ca
Shaw Communications Inc.
Suite 900, 630 – 3rd Avenue S.W.
Calgary, Alberta
T2P 4L4
403-750-4500